EXHIBIT 99.1

Foremost Clean Energy Intersects High-Grade Unconformity Mineralization at Hatchet Lake South Project with 1.4m of 1.0% eU3O8 within 4.6m of 0.34% eU3O8

Three 2026 drill fences expand mineralization to over 150 m of strike length from the 2025’s discovery hole, TF-25-16

VANCOUVER, British Columbia, April 15, 2026 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost” or the “Company”) is pleased to provide an update from its ongoing 2026 drill program at the Hatchet Lake South Uranium Project (“Hatchet Lake”), located in the eastern Athabasca Basin region of northern Saskatchewan (Figure 1). Drilling has intersected unconformity-related uranium mineralization in five drillholes, highlighted by 0.34% eU₃O₈ over 4.6 metres, including a high-grade interval of 1.0% eU₃O₈ over 1.4 metres. Three drill fences stepping out from discovery hole TF-25-16 (6.2 metres of 0.10% U₃O₈; see news release dated October 29, 2025) have expanded the mineralized footprint of the system to over 150 metres of strike length (Figure 2) now designated the “Tuning Fork Uranium Zone”. The zone is defined by continuous uranium mineralization and hydrothermal alteration along brittle reactivated structures at the Athabasca unconformity.

Highlights Include:

  0.34% eU3O8 over 4.6m from 138.1m (includes 1.0% eU3O8 over 1.4m) in drill hole TF-26-30
  0.06% eU3O8 over 6.9m from 134.0m in drill hole TF-26-24
  0.13% eU3O8 over 0.7m from 140.0m in drill hole TF-26-27A

Jason Barnard, Foremost’s President and CEO, commented: “These preliminary results from our 2026 drill program at Hatchet Lake continue to build on the 2025 Tuning Fork discovery and on the strong geological foundation established by previous drilling completed by our largest shareholder and strategic ally, Denison Mines Corp. (“Denison” (TSX: DML) (NYSE American: DNN)). Step-out drilling from drill hole TF-25-16 has now intersected uranium mineralization across three drill fences, expanding the mineralized footprint to over 150 metres of strike length, demonstrating the growing scale of the system.”

“The consistent presence of uranium mineralization and hydrothermal alteration at the unconformity across all drill fences is also highly encouraging. We are well positioned to keep expanding this area through continued drilling. We look forward to further advancing this exciting Tuning Fork Uranium Zone as we work to define its full scale and significance within the Hatchet Lake Project.”

Figure 1. Hatchet Lake Project – Regional Map

Tuning Fork Uranium Zone

A total of ten diamond drill holes (2,113 metres) have been completed to date as part of the Company’s ongoing 2026 drill program at the Tuning Fork Uranium Zone. Of these, five holes intersected unconformity-related uranium mineralization meeting or exceeding the Company’s reporting threshold of 0.05% eU₃O₈ and are summarized in Table 1.

Uranium mineralization was intersected across three drill fences stepping out from the discovery hole TF-25-16, confirming continuity of the system along strike. Importantly, all completed drill holes encountered anomalous radioactivity (>2x background) and hydrothermal alteration at the Athabasca unconformity, expressed in both the overlying sandstone and underlying basement rocks.

Figure 2 illustrates the current interpreted footprint of uranium mineralization and associated hydrothermal alteration at the Tuning Fork Uranium Zone, which now extends over 150 metres of strike length. Drill collar locations for the 2026 program are provided in Table 2. A representative example of high-grade uranium mineralization from drill hole TF-26-30 is shown in Figure 3.

Figure 2. Tuning Fork Uranium Zone

Figure 3. TF-26-30 Uranium Mineralization in Drill Core

Table 1 – Tuning Fork Uranium Zone eU3O8 Results

Hole ID	From (m)	To (m)	Length (m)[1]	eU3O8[2]
TF-26-23	143.7	145.8	2.1	0.06
TF-26-24	134.0	140.9	6.9	0.06
TF-26-26	139.8	140.2	0.4	0.08
TF-26-27A	140.0	140.7	0.7	0.13
	146.3	146.7	0.4	0.06
TF-26-30	139.1	143.7	4.6	0.34
	includes
	139.6	141.0	1.4	1.00

_______________________
1 True depth and thickness measurements have not yet been determined
2 Composited at a 0.05% eU3O8 cut-off with maximum internal dilution of 2.0m

Table 2 – Hatchet Lake 2026 Drill Collar Locations

2026 Drill Fence	Hole ID	Azimuth	Dip	Final Depth (m)	Northing	Easting[3]
1	TF-26-21A	290	-65	224	6484294	564425
1	TF-26-22	290	-60	230	6484294	564425
1	TF-26-23	290	-72	233	6484294	564425
1	TF-26-24	290	-80	231	6484294	564425
1	TF-26-25	0	-90	188	6484294	564425
2	TF-26-26	290	-75	179	6484340	564454
2	TF-26-27A	290	-80	206	6484340	564454
2	TF-26-28	290	-85	188	6484340	564454
3	TF-26-29	290	-75	209	6484375	564485
3	TF-26-30	290	-65	225	6484375	564485

_______________________
3 Coordinate Reference System NAD 83 UTM Zone 13

Next Steps

As drilling continues, the Company’s immediate focus will be on expanding the Tuning Fork Uranium Zone, which remains open along strike to the north. As a result of the encouraging findings to date, drilling is now being planned to test for further extensions of uranium mineralization and to better define the geometry and controls of the system, with the objective of vectoring toward higher-grade zones.

In parallel, the Company intends to advance additional high-priority targets identified across the Hatchet Lake Project. These include the Tuning Fork West and Tuning Fork East target areas, as well as the Beta Grid at Hatchet Lake South, and the Richardson SE target area at Hatchet Lake North. These targets are supported by favorable geological, structural, and geophysical signatures consistent with unconformity-related uranium mineralization and represent compelling opportunities for future drill testing.

The Company believes that the combination of continued success at the Tuning Fork Uranium Zone and a strong pipeline of untested, drill-ready targets positions Hatchet Lake as a highly prospective project for further uranium discoveries.

Sampling, Analytical Methods and QA/QC Protocols

Following the completion of a drill hole, the hole is radiometrically logged using a downhole gamma probe, which collects continuous readings of radioactivity along the length of the drill hole. Probe results are then calibrated using an algorithm calculated from the comparison of probe results against a geochemical reference. The gamma-log results provide an immediate radiometric equivalent uranium value (eU3O8%) for the hole, which, except in very high-grade zones, is reasonably accurate.

The downhole gamma probe data detailed in this news release was measured using a QL40-GR Natural Gamma probe from Mount Sopris that was calibrated on July 17, 2025, at the Grand Junction, CO, calibration test pits. Downhole measurements were taken at 0.10m intervals from the top of hole and depth corrected to the handheld RS-125 scintillometer, which was used to determine radioactivity of the core.

Final depth measurements and true thickness have not yet been determined.

Where core has been recovered, sampling over mineralized interval is standardized 0.5m samples, except over intervals of strongly elevated radioactivity where select samples between 0.10m & 0.25m were collected. This includes shoulder samples 1m above and below the elevated zone. These select samples were split in half, with one kept in the core box and the other shipped to SRC for sample preparation and analysis. SRC is an independent laboratory with ISO/IEC 17025: 2005 accreditation for the relevant procedures. Control samples are implemented at a frequency of ~5%.

Qualified Person

The technical content of this news release has been reviewed and approved by Cameron MacKay, P. Geo., Vice President of Exploration for Foremost Clean Energy Ltd., and a Qualified Person under National Instrument 43-101.

A qualified person has not performed sufficient work or data verification to validate the historical results in accordance with National Instrument 43-101. Although the historical results may not be reliable, the Company nevertheless believes that they provide an indication of the property’s potential and are relevant for any future exploration program.

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is a North American uranium and lithium exploration company strategically positioned to support the accelerating demand for reliable, carbon-free energy. As artificial intelligence, data centers, and electrification drive unprecedented growth in global power consumption, the expanding need for reliable nuclear baseload power creates a direct and critical imperative for the sustained exploration required to secure its uranium feedstock.

The Company holds an option from Denison to earn up to 70% interest in 10 prospective uranium properties (except for the Hatchet Lake, where Foremost can earn up to 51%), spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. The Company employs a data-driven exploration strategy supported by extensive historic drilling and geophysical data across its portfolio, including programs completed by Denison providing a validated roadmap and competitive advantage for targeting high-potential, mineralized trends. To date, Foremost has completed geophysical surveys and multiple drill campaigns that have generated encouraging results and defined high-priority, discovery-ready targets for follow-up drilling.

Foremost also has a portfolio of lithium projects at varying stages of development spanning 43,000+ acres in Manitoba, providing exposure to other critical materials essential in electrification and energy storage.

For further information, please visit the Company’s website at www.foremostcleanenergy.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostcleanenergy.com

Investor Relations
Dave Gentry
RedChip Companies, Inc.
1-407-644-4256
1-800-REDCHIP (733-2447)
FMST@redchip.com

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, continuity of agreements with third parties and satisfaction of the conditions to the option agreement with Denison, risks and uncertainties associated with the environment, delays in obtaining governmental approvals, permits or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. and information. Please refer to the Company’s most recent filings under its profile at on Sedar+ at www.sedarplus.ca and on Edgar at www.sec.gov for further information respecting the risks affecting the Company and its business.

The CSE has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

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